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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING



Form 10-KSB                                   SEC FILE NUMBER
For the the period ended December 31,1999     0-12969


PART I
------

Full name of Registrant:  TOUCHSTONE SOFTWARE CORPORATION

Address of Principal Executive Office (Street and Number):  1538 TURNPIKE STREET

City, State and Zip Code:  NORTH ANDOVER, MASSACHUSETTS 01845

PART II - RULE 12b-25(b)
------------------------

The inability of TouchStone Software Corporation (the "Company") to timely file its Form 10-KSB is described in reasonable detail in Part III of this Form 12b-25.

The reason causing the inability of the Company to file timely could not be eliminated without unreasonable effort or expense.

The subject annual report of the Company on Form 10-KSB will be filed no later than the fifteenth calendar day following the prescribed due date of March 30, 2000.


PART III - NARRATIVE
--------------------

During the first quarter of fiscal year 2000, the Company, as has been previously announced, redesigned its business model and signed a letter of intent to sell its operating assets. A time consuming and necessary part of these activities involved the Company in a significant amount of due diligence and reorganization of the corporate structure. Therefore, as a result of the above activities, the Company has been unable to gather the information to be included in the Form 10-KSB in a timely manner without unreasonable effort or expense.



PART IV - OTHER INFORMATION
---------------------------

(1) Name and telephone number of person to contact in regard to this notification:

     CHRISTOPHER J. GAUDETTE                     978.686.6468

(1) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                              [X] Yes  [ ] No

(1) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                              [ ] Yes    [X] No


                        TOUCHSTONE SOFTWARE CORPORATION
                        --------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 30, 2000             By: /s/  Christopher J. Gaudette
       --------------                 ----------------------------
                                      Christopher J. Gaudette
                                      Controller / Principal Accounting Officer
                                      and Assistant Secretary